02018598

RECEIVED MAR 01 2002 352 SECTION

AB

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunstone Distribution Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W. Michigan Ave., Suite A
(No. and Street)

Milwaukee, WI 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Hammond (414) 271-5885
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name — *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400 Milwaukee WI 53214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstone Distribution Services, LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

(signature)
Signature

Senior Vice President
Title

ANN M. MARANO
NOTARY PUBLIC
STATE OF WISCONSIN

Ann M Marano
Notary Public My Commission Expires 4-4-04

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) ~~Statement of Financial Condition~~ Balance Sheet
- ☐ (c) Statement of Income (Loss).
- ☐ (d) ~~Statement of Changes in Financial Condition~~. Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTONE DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Member
Sunstone Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Sunstone Distribution Services, LLC as of December 31, 2001 and 2000 and the related statements of income and member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstone Distribution Services, LLC as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 4, 2002

SUNSTONE DISTRIBUTION SERVICES, LLC

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 358,228	$ 373,792
Accounts receivable - fees	225,534	266,159
Reimbursable expenses	23,253	17,636
Other current assets	69,720	58,449
Receivable from related party	-	658,466
TOTAL ASSETS	$ 676,735	$ 1,374,502

LIABILITIES AND MEMBER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ -	$ 33,533
Accrued salaries and benefits	44,506	54,044
Other accrued expenses	6,000	-
Total Liabilities	50,506	87,577
MEMBER'S EQUITY	626,229	1,286,925
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 676,735	$ 1,374,502

See accompanying notes to financial statements.

SUNSTONE DISTRIBUTION SERVICES, LLC

STATEMENTS OF INCOME AND MEMBER'S EQUITY
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES	$ 1,807,588	$ 2,416,418
EXPENSES		
Personnel	988,823	1,085,897
Distribution	-	530,849
General and administrative	2,103	55,770
Facilities	2,050	73,024
Legal and accounting	9,600	4,041
Outside services	-	24,319
Registration	85,804	78,730
Total Expenses	1,088,380	1,852,630
NET INCOME	719,208	563,788
MEMBER'S EQUITY - Beginning of Year	1,286,925	723,137
Member's distributions	(1,379,904)	-
MEMBER'S EQUITY - END OF YEAR	$ 626,229	$ 1,286,925

See accompanying notes to financial statements.

SUNSTONE DISTRIBUTION SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 719,208	$ 563,788
Adjustments to reconcile net income to net cash flows from operating activities		
Changes in assets and liabilities		
Accounts receivable - fees	40,625	123,791
Reimbursable expenses	(5,617)	(5,252)
Other current assets	(11,271)	(9,837)
Receivable from related party	658,466	(658,466)
Accounts payable	(33,533)	19,992
Accrued salaries and benefits	(9,538)	10,504
Other accrued expenses	6,000	-
Net Cash Flows from Operating Activities	1,364,340	44,520
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions	(1,379,904)	-
Net Cash Flows from Financing Activities	(1,379,904)	-
Net Change in Cash and Cash Equivalents	(15,564)	44,520
CASH AND CASH EQUIVALENTS - Beginning of Year	373,792	329,272
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 358,228	$ 373,792

See accompanying notes to financial statements.

SUNSTONE DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Sunstone Distribution Services, LLC (the "Company"), is a registered broker and dealer which provides distribution and other services to registered investment companies. The Company was organized as a Wisconsin limited liability company on September 27, 1996 by Sunstone Financial Group, Inc. and Miriam M. Allison. At inception, Sunstone Financial Group, Inc. held a 99% interest and Miriam Allison held a 1% interest in the Company. On December 31, 1998, Miriam Allison assigned her 1% interest in the Company to Sunstone Financial Group, Inc. Effective January 1, 1997 Sunstone Financial Group, Inc. transferred its broker-dealer licenses to the Company, as well as its distribution activity for funds where Sunstone Distribution Services, LLC serves as the distributor.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2001 and 2000 exceeded the $100,000 federally-insured limit.

Accounts Receivable

For both December 31, 2001 and 2000, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Income Taxes

The Company is not a taxpaying entitiy for federal or state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of Sunstone Financial Group, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

Sunstone Distribution Services, LLC operates out of a location shared with Sunstone Financial Group, Inc. Some employees, equipment and expenses are shared between the two entities. An expense agreement between the two entities specifies certain costs that are charged to the Company.

The Company has clients in common with Sunstone Financial Group, Inc., but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by Sunstone Financial Group, Inc. on behalf of the Company, as well as expenses paid by the Company on behalf of Sunstone Financial Group, Inc. These transactions are reimbursed periodically.

No amount is receivable from or payable to Sunstone Financial Group, Inc. as of December 31, 2001. As of December 30, 2000, the Company had an amount receivable from Sunstone Financial Group, Inc. of $658,466.

NOTE 3 - Major Clients

For the year ended December 31, 2001, three clients accounted for approximately 52% of the Company's total revenue. Accounts receivable from these clients at December 31, 2001 totaled $141,418, or approximately 63% of total accounts receivable.

For the year ended December 30, 2000, three clients accounted for approximately 54% of the Company's total revenue. Accounts receivable from these clients at December 30, 2000 totaled $97,092, or approximately 36% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 1000% under certain conditions. At December 31, 2001, the Company had net capital of $307,722. The minimum net capital requirement as of December 31, 2001 was $25,000. The Company's ratio of aggregate indebtedness to net capital was 16% at December 31, 2001. At December 30, 2000, the Company had net capital of $286,215. The minimum net capital requirement as of December 30, 2000 was $25,000. The Company's ratio of aggregate indebtedness to net capital was 31% at December 30, 2000.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2001 and 2000.

NOTE 5 - Retirement Plan

Sunstone Financial Group Inc. sponsors a retirement plan covering substantially all of the Company's employees who meet the eligibility requirements. Eligible employees of the Company may elect to contribute a specified percentage of their earnings to the plan. Company contributions to the plan, which are made at the discretion of management, for 2001 and 2000 were $13,914 and $11,000, respectively.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Sunstone Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the financial statements of Sunstone Distribution Services, LLC as of and for the year ended December 31, 2001, and have issued our report thereon dated February 4, 2002, presented in the first section of this document. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 4, 2002

SUNSTONE DISTRIBUTION SERVICES, LLC

SCHEDULE 1 - COMPUTATION OF RULE 15c3-1 RATIOS
December 31, 2001

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from balance sheet	$ 626,229
Total ownership equity qualified for net capital	$ 626,229
Total capital and allowable subordinated liabilities	$ 626,229
Deduction of total nonallowable assets	318,507
Net Capital	$ 307,722

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,367
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 282,722
Excess net capital at 1000%	$ 302,671

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 50,506
Total aggregate indebtedness	$ 50,506
Percentage of aggregate indebtedness to net capital	16%

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Sunstone Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Sunstone Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

SUNSTONE DISTRIBUTION SERVICES, LLC

SCHEDULE 1 - COMPUTATION OF RULE 15c3-1 RATIOS (cont.)
December 31, 2001

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

The following table presents the adjustments to the computation of net capital in this report from the December 31, 2001 unaudited FOCUS Report Part IIA of Sunstone Distribution Services, LLC:

	Unaudited FOCUS Part IIA	Adjustments	Final
Total capital and allowable subordinated liabilities	$ 626,229	$ -	$ 626,229
Deduction of total nonallowable assets	318,507	-	318,507
Net capital before haircuts on securities positions	307,722	-	307,722
Haircut on securities	-	-	-
Net capital	$ 307,722	$ -	$ 307,722

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Sunstone Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the financial statements of Sunstone Distribution Services, LLC as of and for the year ended December 31, 2001, and have issued our report thereon dated February 4, 2002.

Our audit was made in accordance with auditing standards generally accepted in the United States of America and, accordingly, included such tests of the accounting records and other such auditing procedures as we considered necessary under the circumstances.

In planning and performing our audit of the financial statements and supplemental schedule of Sunstone Distribution Services, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the fourth paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 4, 2002